VIA EDGAR

November 15, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)
Registration Statement on Form F-1 (File No. 333-270107)
Registration Statement on Form 8-A (File No. 001-41658)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Prime Number Capital LLC and JonesTrading Institutional Services LLC, as underwriters of the offering, hereby join the request of Lucas GC Limited (the “Company”) that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be declared effective at 4:05 p.m. (Washington, D.C. time) on November 20, 2023, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, DLA Piper UK LLP, request by telephone that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Prime Number Capital LLC

By:	/s/ Xiaoyan Jiang
Name:	Xiaoyan Jiang
Title:	CEO & Chairwoman

Sincerely,

JonesTrading Institutional Services LLC

By:	/s/ Burke Cook
Name:	Burke Cook
Title:	General Counsel